August 26, 2015

Laura Riegel Office of Disclosure and Review Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re: Northern Lights Fund Trust – Eagle MLP Strategy Fund

Dear Ms. Riegel:

On June 25, 2015, Northern Lights Fund Trust (the "Registrant" or the “Trust”), on behalf of Eagle MLP Strategy Fund (the "Fund"), a series of the Registrant, filed Post-Effective Amendment No. 725 to its Registration Statement under the Securities Act of 1933 on Form N-1A. You provided the following comments to the Registration Statement by phone to Cassandra Borchers. Please find below a summary of those comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

In General:

Comment 1. Please provide or finalize all missing or bracketed information, be sure all appropriate exhibits have been included, and make conforming changes to the prospectus and SAI that reflect your response to any comments provided by the staff.

Response. Missing or bracketed information, along with all necessary exhibits and conforming edits as reflected in this correspondence will be finalized and provided in the next post-effective amendment filing with the Fund’s prospectus and SAI.

Prospectus:

Comment 2. With respect to the Fund’s table of fees and expenses, please revise the line items titled “Fee Waiver and Reimbursement” to “Fee Waiver and Expense Reimbursement” and “Total …After Fee Waiver and Reimbursement” to “Total… After Fee Waiver and Expense Reimbursement”.

Response. The requested revisions have been made.

Cassandra.Borchers@ThompsonHine.com Fax: 513.241.4771 Phone: 513.352.6632	CB:lk 997026.1

August 26, 2015 Page 2

Comment 3. With respect to footnote number 2 to the Fee Table, please clarify if the Trust, on behalf of the Fund, has entered into the operating expense reimbursement agreement with the co-advisers to the Fund.

Response. The language has been revised to clarify that the Trust, on behalf of the Fund, has entered into the operating expense limitation agreement with the Fund’s co-advisers.

Comment 4: In the same footnote, please revise the first parenthetical for brevity. As an alternative, please consider including this information in a separate sentence. Conforming changes should be made to the same information on page 10 of the prospectus and page 32 of the SAI.

Response. The information has been included in a separate sentence, as suggested.

Comment 5(a). We note the definition of MLP-related securities includes options. Page 6 of the prospectus also states up to 25% of the Fund may be invested in swaps. Please specify what type of swaps (credit default swaps or total return swaps), and add disclosure related to such investments in the principal investment risks. Please also confirm supplementally that when the Fund invests in total return swaps, it will segregate the appropriate amount of coverage as described in IC release 10-666 dated April 7, 1979.

Response. The Fund does not intend to invest in swaps, so the noted disclosure on page 6 has been removed.

Comment 5(b). Please identify each type of derivative in which the Fund may invest and highlight the related risks. We refer you to the Letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010. Please also disclose the reason for use of derivatives (e.g. hedging, speculation, creation of a synthetic security).

Response. Registrant has reviewed and revised certain disclosures and related risks and believes they are consistent with guidance set forth in the Letter from Barry Miller. Registrant has added additional disclosure to clarify that the derivatives are used primarily for hedging purposes.

Comment 6. With respect to the section titled “Distribution Policy,” please provide supplemental factual support confirming the Fund has maintained this level of distribution.

Response. Registrant has provided a supplemental report showing the prior distributions of the Fund. We note, however, that from the commencement of the Fund through September 2014, the Fund experienced significant growth.  During that period, the Fund grew from $100 million at the start of the Fund to almost $900 million by the end of the Fund’s second year (September 2014).  That substantial asset growth would result in lower distributions in the earlier periods, and the disclosure in the prospectus clearly states that the Fund may not meet its distribution goals during periods of substantial asset growth.

August 26, 2015 Page 3

Comment 7. With respect to Liquidity Risk, please clarify type of instrument to which this risk relates.

Response. Registrant has revised the risk disclosure to clarify that Liquidity Risk may apply to small and medium capitalization companies.

Comment 8. Under the Principal Investment Risks, please disclose risks related to any potential conflicts of interest between MLPs and the MLP’s general partner.

Response. Registrant has added the following to the Item 9 disclosure in the prospectus:

“Such inherent conflicts of interest may affect a general partner’s performance, how it manages an MLP, or its acceptance of additional business risk in order to boost performance and generate inventive payment or distributions.”

Comment 8(a). In the Performance section, please include information for Class C in the Performance Table.

Response. The requested revision has been made.

Comment 8(b). In the Performance section, please include information for a broad-based securities index such as the S&P 500. We do not believe the Alerian MLP Index is a broad-based Index, but it can be used as a supplemental index.

Response. We respectfully disagree and have not added an additional index. Registrant notes that the Dow Jones Industrial Average is a well-accepted broad-based index, consisting of only 30 stocks, and the Alerian MLP Index contains a greater number of constituents at 50. We note the Registrant believes that the Alerian MLP Index is appropriate for this Fund as the leading gauge of large- and mid-cap energy Master Limited Partnerships (MLPs). The float-adjusted, capitalization-weighted index, includes 50 prominent companies and captures approximately 75% of available market capitalization versus the S&P 500 which does not track MLPs or MLP related securities.

Comment 8(c). In the Performance section, if applicable, please state that updated performance information is available and state how it can be obtained.

Response. We note the following is already included above the bar chart: “Updated performance information is available at no cost by calling 1-888-868-9501.”

Comment 8(d). Please include the narrative required under Item 4(b)(2)(i) to accompany the bar chart and performance table.

Response. Registrant notes the required information is included in the prospectus, immediately above the bar chart and has been revised slightly to mirror Form N-1A.

August 26, 2015 Page 4

Comment 9. In light of the disclosure about investing in swaps on page 6 of the prospectus, consider whether this is a principal investment risk.

Response. As noted above, the Fund does not intend to invest in swaps.

Comment 10. On page 12, please clarify when shares will be priced.

Response. The language has been revised to state:

“The net asset value ("NAV") and offering price (NAV plus any applicable sales charges) of each class of shares is determined as of the close of the New York Stock Exchange ("NYSE") (generally 4:00 p.m. (Eastern Time)) each day the NYSE is open for business.”

Comment 10(a). With respect to the Class A shares, please clarify what objective criteria is used to waive sales loads. What is the legal basis for the statement, “The sales charges described below, which may be waived in the co-advisers’ discretion, apply to your purchase of Class A shares of the Fund.”

Response. The sentence has been revised:

“The sales charges described below apply to your purchases of Class A shares of the Fund, unless waived as described under “Sales Charge Waivers”:”

STATEMENT OF ADDITIONAL INFORMATION

Comment 11. On the cover page, please disclose whether and from where information is incorporated by reference, in accordance with Item A(3)(iii).

Response. The prospectus has been incorporated by reference.

Comment 12. Page 20-21 relates to restrictions on the sale of senior securities. Please provide narrative disclosure to explain the 1940 Act restrictions with respect to senior securities.

Response. The Registrant has added disclosure to include an explanation Investment Company Act of 1940, SEC and staff limits and interpretations as follows.

“With respect to interpretations of the SEC or its staff described in fundamental restriction number 1 above, the SEC and its staff have identified various securities trading practices and derivative instruments used by mutual funds that give rise to potential senior security issues under Section 18(f) of the 1940 Act, which prohibits mutual funds from issuing senior securities. Under the 1940 Act, a mutual fund may borrow from a bank, provided that immediately after any such borrowing there is an asset coverage of at least 300 percent for all borrowings; or from a bank or other persons for temporary purposes only, provided that such temporary borrowings are in an

August 26, 2015 Page 5

amount not exceeding 5% of the Fund's total assets at the time when the borrowing is made. However, rather than rigidly deeming all such practices outside of bank borrowing as impermissible forms of issuing a "senior security" under Section 18(f), the SEC and its staff through interpretive releases, including Investment Company Act Release No. 10666 (April 18, 1979), and no-action letters has developed an evolving series of methods by which a fund may address senior security issues. In particular, the common theme in this line of guidance has been to use methods of "covering" fund obligations that might otherwise create a senior security-type obligation by holding sufficient liquid assets that permit a fund to meet potential trading and derivative-related obligations. Thus, a potential Section 18(f) senior security limitation is not applicable to activities that might be deemed to involve a form of the issuance or sale of a senior security by the Fund, provided that the Fund's engagement in such activities is consistent with or permitted by Section 18 of the 1940 Act, the rules and regulations promulgated thereunder or interpretations of the SEC or its staff.”

Comment 13. Please clarify whether the Fund is concentrated in the Energy/ Infrastructure sector.

Response. The Fund does not concentrate in an “Energy Infrastructure” sector. Registrant notes the Fund invest in a variety of sectors, such as Gathering/Processing, General Partner, Natural Gas Pipeline, Pipeline-Refined Products, Pipeline and Transportation, Shipping, or other energy or infrastructure related sectors. Registrant has also clarified certain risk disclosures in the prospectus to be clear it does not concentrate its holdings in one sector.

Comment 14. Under the Section titled “Policies and Procedures for Portfolio Disclosures”, please clarify the Fund’s procedures that address conflicts of interest between the co-advisers, distributor, and any affiliates. See Item 16(f)(v)(i) and 16(F)(ii). Please also consider describing procedures for monitoring disclosures of Fund holdings.

Response. Registrant has included additional information regarding its procedures and monitoring as requested.

Comment 15. In the appropriate footnote to the Trustee table, please include Northern Lights Fund Trust IV.

Response. The requested revision has been made.

Comment 16. With respect to the compensation paid to Portfolio Managers of the Fund, please disclose any additional types of compensation including structure and type of compensation (e.g. deferred compensation or retirement benefits) See Item 20(b), Instruction 2.

Response. Registrant has obtained verification from the co-advisers that the information provided includes a description of all compensation paid to the portfolio managers.

Comment 17. In your response letter, please include the TANDY representations.

August 26, 2015 Page 6

Response. The TANDY representations are included below.

* * * * *

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and
•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Cassandra Borchers at (513) 352-6632 or JoAnn Strasser at (614) 469-3265.

Very truly yours,

/s/ Cassandra Borchers

Cassandra Borchers

Class A (EGLAX)	Record Date	Ex-Dividend & Reinvestment Date	Payable Date
$0.1330	7/29/2015	7/30/2015	7/30/2015
$0.1560	4/28/2015	4/29/2015	4/29/2015	$0.6240	13.36	4.67%
$0.1300	1/28/2015	1/29/2015	1/29/2015
$0.1580	10/29/2014	10/30/2014	10/30/2014
$0.1460	7/29/2014	7/30/2014	7/30/2014
$0.1540	4/28/2014	4/29/2014	4/29/2014	$0.6160	13.39	4.60%
$0.1170	1/29/2014	1/30/2014	1/30/2014
$0.1120	10/29/2013	10/30/2013	10/30/2013
$0.0780	7/29/2013	7/30/2013	7/30/2013
$0.0450	4/26/2013	4/29/2013	4/29/2013
$0.0530	1/29/2013	1/30/2013	1/30/2013
Class I (EGLIX)	Record Date	Ex-Dividend & Reinvestment Date	Payable Date
$0.1410	7/29/2015	7/30/2015	7/30/2015
$0.1630	4/28/2015	4/29/2015	4/29/2015	$0.6520	13.39	4.87%
$0.1380	1/28/2015	1/29/2015	1/29/2015
$0.1670	10/29/2014	10/30/2014	10/30/2014
$0.1550	7/29/2014	7/30/2014	7/30/2014
$0.1600	4/28/2014	4/29/2014	4/29/2014	$0.6400	13.41	4.77%
$0.1230	1/29/2014	1/30/2014	1/30/2014
$0.1180	10/29/2013	10/30/2013	10/30/2013
$0.0840	7/29/2013	7/30/2013	7/30/2013
$0.0510	4/26/2013	4/29/2013	4/29/2013
$0.0600	1/29/2013	1/30/2013	1/30/2013
Class C (EGLCX)	Record Date	Ex-Dividend & Reinvestment Date	Payable Date
$0.1100	7/29/2015	7/30/2015	7/30/2015
$0.1340	4/28/2015	4/29/2015	4/29/2015	$0.5360	13.31	4.03%
$0.1080	1/28/2015	1/29/2015	1/29/2015
$0.1340	10/29/2014	10/30/2014	10/30/2014
$0.1280	7/29/2014	7/30/2014	7/30/2014
$0.1340	4/28/2014	4/29/2014	4/29/2014	$0.5360	13.35	4.01%
$0.0960	1/29/2014	1/30/2014	1/30/2014
$0.0960	10/29/2013	10/30/2013	10/30/2013
$0.0620	7/29/2013	7/30/2013	7/30/2013
$0.0390	4/26/2013	4/29/2013	4/29/2013